
May 8, 2025

Daniel Schmidt
Principal Executive Officer
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, New York 10019

> **Re: Barclays Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed on May 5, 2025**
> **File No. 333-286968**

Dear Daniel Schmidt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Komul Chaudhry at 202-551-4746 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance